                                                                    EXHIBIT 99.4

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


o 1) Name of company

  Cambridge Antibody Technology

  2) Name of director

  Kevin Johnson

  3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

  As in 2 above

  4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

  Computershare Trustees Limited

  5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

  As in 2 above

  6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

  Award of free shares under Inland Revenue Approved Share Incentive Plan

  7) Number of shares/amount of stock acquired

  253

  8) Percentage of issued class

  0.0007%

  9) Number of shares/amount of stock disposed

     10) Percentage of issued class

     0%

     11) Class of security

     Ordinary 10 pence shares

     12) Price per share

     (pound)5.13

     13) Date of transaction

     22 November 2002

     14) Date company informed

     22 November 2002

     15) Total holding following this notification

     64,087

     16) Total percentage holding of issued class following this notification

     0.18%

     If a director has been granted options by the company please complete the following boxes

     17) Date of grant

     22 November 2002

     18) Period during which or date on which exercisable

     Exercisable from 22 November 2005 to 21 November 2012 subject to satisfaction of performance condition

     19) Total amount paid (if any) for grant of the option

     Nil

     20) Description of shares or debentures involved: class, number

     Grant of 7,451 options over ordinary 10 pence shares under Company Share Option Plan

     21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     (pound)5.13

     22) Total number of shares or debentures over which options held following this notification

     119,054

     23) Any additional information

     None

     24) Name of contact and telephone number for queries

     Justin Hoskins, 01763 263233

     25) Name and signature of authorised company official responsible for making this notification

     Diane Mellett, Company Secretary

         Date of Notification 25 November 2002




                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


o    1) Name of company

     Cambridge Antibody Technology

     2) Name of director

     John Aston

     3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     As in 2 above

     4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Computershare Trustees Limited

     5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     As in 2 above

     6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Award of free shares under Inland Revenue Approved Share Incentive Plan

  7)  Number of shares/amount of stock acquired

  331

  8) Percentage of issued class

  0.0009%

  9)  Number of shares/amount of stock disposed

  0

  10) Percentage of issued class

  0%

  11) Class of security

  Ordinary 10 Pence

  12) Price per share

  (pound)5.13

  13) Date of transaction

  22 November 2002

  14) Date company informed

  22 November 2002

  15) Total holding following this notification

  28,188

  16) Total percentage holding of issued class following this notification

  0.08%

  If a director has been granted options by the company please complete the following boxes

  17) Date of grant

  22 November 2002

  18) Period during which or date on which exercisable

  Exercisable from 22 November 2005 to 21 November 2012 subject to satisfaction of performance condition

  19) Total amount paid (if any) for grant of the option

  Nil

  20) Description of shares or debentures involved: class, number

  Grant of 7,579 options over ordinary 10 pence shares under Company Share Option Plan

  21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

  (pound)5.13

  22) Total number of shares or debentures over which options held following this notification

  196,051

  23) Any additional information

  None

  24) Name of contact and telephone number for queries

  Justin Hoskins, 01763 263233

  25) Name and signature of authorised company official responsible for making this notification


      Diane Mellett, Company Secretary

      Date of Notification 25 November 2002




                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


o 1)  Name of company

  Cambridge Antibody Technology

  2) Name of director

  David Glover

  3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

  As in 2 above

  4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

  Computershare Trustees Limited

  5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

  As in 2 above

  6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

  Award of free shares under Inland Revenue Approved Share Incentive Plan

  7)  Number of shares/amount of stock acquired

  253

  8) Percentage of issued class

  0.0007%

  9)  Number of shares/amount of stock disposed

  0

  10) Percentage of issued class

  0%

  11) Class of security

  Ordinary 10 pence shares

  12) Price per share

  (pound)5.13

  13) Date of transaction

  22 November 2002

  14) Date company informed

  22 November 2002

  15) Total holding following this notification

  10,919

  16) Total percentage holding of issued class following this notification

  0.03%

  If a director has been granted options by the company please complete the following boxes

  17) Date of grant

  22 November 2002

  18) Period during which or date on which exercisable

  Exercisable from 22 November 2005 to 21 November 2012 subject to the satisfaction of performance condition

  19) Total amount paid (if any) for grant of the option

  Nil

  20) Description of shares or debentures involved: class, number

  Grant of 7,451 options over 10 pence ordinary shares under Company Share Option Plan

  21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

  (pound)5.13

  22) Total number of shares or debentures over which options held following this notification

  120,694

  23) Any additional information

  None

  24) Name of contact and telephone number for queries

  Justin Hoskins, 01763 263233

  25) Name and signature of authorised company official responsible for making this notification


      Diane Mellett, Company Secretary

      Date of Notification 25 November, 2002 November 2002

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


o 1)  Name of company

  Cambridge Antibody Technology

  2)  Name of director

  Aaron Klug

  3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

  As in 2 above

  4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

  Greenwood Nominees Limited

  5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

  As in 2 above

  6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

  Regular annual payment of part of directors fee in lieu of cash consideration

  7)  Number of shares/amount of stock acquired

  1,023

  8) Percentage of issued class

  0.003%

  9)  Number of shares/amount of stock disposed

10) Percentage of issued class

0%

11) Class of security

Ordinary 10 pence

12) Price per share

(pound)5.13

13) Date of transaction

22 November 2002

14) Date company informed

22 November 2002

15) Total holding following this notification

28,950

16) Total percentage holding of issued class following this notification

0.08%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

None

24) Name of contact and telephone number for queries

Justin Hoskins, 01763 263233

25) Name and signature of authorised company official responsible for making this notification

Diane Mellett, Company Secretary

Date of Notification 25 November 2002


                           SCHEDULE 11

    NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


o    1)  Name of company

Cambridge Antibody Technology

2)  Name of director

Peter Garland

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 2 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Regular annual payment of directors fee in lieu of cash consideration

7)  Number of shares/amount of
    stock acquired

2,192

8)  Percentage of issued class

0.006%

9)  Number of shares/amount of stock disposed

0

10) Percentage of issued class

0%

11) Class of security

Ordinary 10 pence shares

12) Price per share

(pound)5.13

13) Date of transaction

22 November 2002

14) Date company informed

22 November 2002

15) Total holding following this notification

40,017

16) Total percentage holding of issued class following this notification

0.11%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23) Any additional information

None

24) Name of contact and telephone number for queries

Justin Hoskins, 01763 263233

25) Name and signature of authorised company official responsible for making this notification

Diane Mellett, Company Secretary

Date of Notification 25 November 2002


                              SCHEDULE 11

   NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


o    1)  Name of company

Cambridge Antibody Technology

2)  Name of director

John Stocker

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 2 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Regular annual payment of part of directors fees in lieu of cash consideration

7)  Number of shares/amount of stock acquired

1,023

8) Percentage of issued class

0.003%

9)  Number of shares/amount of stock disposed

0

10) Percentage of issued class

0%

11) Class of security

Ordinary 10 pence

12) Price per share

(pound)5.13

13) Date of transaction

22 November 2002

14) Date company informed

22 November 2002

15) Total holding following this notification

79,622

   16) Total percentage holding of issued class following this notification

   0.22%

   If a director has been granted options by the company please complete the following boxes

   17) Date of grant

   18) Period during which or date on which exercisable



   19) Total amount paid (if any) for grant of the option



   20) Description of shares or debentures involved: class, number



   21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



   22) Total number of shares or debentures over which options held following this notification



   23) Any additional information

   None

   24) Name of contact and telephone number for queries


   Justin Hoskins, 01763 263233

   25) Name and signature of authorised company official responsible for making this notification


   Diane Mellett, Company Secretary

   Date of Notification 25 November 2002

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


o  1)  Name of company

   Cambridge Antibody Technology

   2) Name of director

   James Foght

   3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   As in 2 above

   4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Greenwood Nominees Limited

   5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

   As in 2 above

   6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

   Regular annual payment of part of directors fee in lieu of cash consideration

   7)  Number of shares/amount of stock acquired

   1,023

   8) Percentage of issued class

   0.003%

   9)  Number of shares/amount of stock disposed

   0

   10) Percentage of issued class

   0%

   11) Class of security

   Ordinary 10 pence

   12) Price per share

   (pound)5.13

   13) Date of transaction

   22 November 2002

   14) Date company informed

   22 November 2002

   15) Total holding following this notification

   4,141

   16) Total percentage holding of issued class following this notification

   0.011%

   If a director has been granted options by the company please complete the following boxes

   17) Date of grant


   18) Period during which or date on which exercisable


   19) Total amount paid (if any) for grant of the option


   20) Description of shares or debentures involved: class, number


   21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

   22) Total number of shares or debentures over which options held following this notification

   23) Any additional information

   None

   24) Name of contact and telephone number for queries

   Justin Hoskins, 01763 263233

   25) Name and signature of authorised company official responsible for making this notification


   Diane Mellett, Company Secretary

   Date of Notification 25 November 2002




                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


o  1)  Name of company

   Cambridge Antibody Technology

   2)  Name of director

   Paul Nicholson

   3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   As in 2 above

   4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   As in 2 above

   5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

   As in 2 above

   6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

   Regular annual payment of part of directors fee in lieu of cash consideration

   7)  Number of shares/amount of stock acquired

   1,023

   8) Percentage of issued class

   0.003%

   9)  Number of shares/amount of stock disposed

   0

   10) Percentage of issued class

   0%

   11) Class of security

   Ordinary 10 pence

   12) Price per share

   (pound)5.13

   13) Date of transaction

   22 November 2002

   14) Date company informed

   22 November 2002

   15) Total holding following this notification

   5,764

   16) Total percentage holding of issued class following this notification

   0.02%

   If a director has been granted options by the company please complete the following boxes

   17) Date of grant


   18) Period during which or date on which exercisable


   19) Total amount paid (if any) for grant of the option

   20) Description of shares or debentures involved: class, number


   21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


   22) Total number of shares or debentures over which options held following this notification


   23) Any additional information

   None

   24) Name of contact and telephone number for queries

   Justin Hoskins, 01763 263233

   25) Name and signature of authorised company official responsible for making this notification

   Diane Mellett, Company Secretary

   Date of Notification 25 November 2002




                                 SCHEDULE 11

      NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


o  1)  Name of company

   Cambridge Antibody Technology

   2)  Name of director

   Uwe Bicker

   3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   As in 2 above

   4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   As in 2 above

   5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

   As in 2 above

   6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

   Regular annual payment of part of directors fee in lieu of cash consideration

   7)  Number of shares/amount of stock acquired

   1,023

   8) Percentage of issued class

   0.003%

   9)  Number of shares/amount of stock disposed

   0

   10) Percentage of issued class

   0%

   11) Class of security

   Ordinary 10 pence shares

   12) Price per share

   (pound)5.13

   13) Date of transaction

   22 November 2002

   14) Date company informed

   22 November 2002

   15) Total holding following this notification

   3,481

   16) Total percentage holding of issued class following this notification

   0.01%

   If a director has been granted options by the company please complete the following boxes

   17) Date of grant


   18) Period during which or date on which exercisable


   19) Total amount paid (if any) for grant of the option


   20) Description of shares or debentures involved: class, number


   21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


   22) Total number of shares or debentures over which options held following this notification


   23) Any additional information

   None

   24) Name of contact and telephone number for queries

   Justin Hoskins, 01763 269441

   25) Name and signature of authorised company official responsible for making this notification

   Diane Mellett, Company Secretary

   Date of Notification 25 November 2002